SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AVNET, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

2% Convertible Senior Debentures due 2034	053807AL7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
DAVID R. BIRK, Esq.
Senior Vice President and General Counsel
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$11,790

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2% Convertible Senior Debentures due 2034 (the “Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 13, 2009, there was $300,000,000 in aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $300,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of March 5, 2004 (the “Indenture”), between Avnet, Inc., a New York corporation (“Avnet” or the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee thereunder (the “Trustee”), for the Company’s 2% Convertible Senior Debentures due 2034 (the “Debentures”) and the Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures (the “Officers’ Certificate”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
The Company is the issuer of the Debentures and is obligated to purchase all of the Debentures if properly tendered by the Holders under the terms and subject to the conditions set forth in the Option Documents. The Debentures are convertible into shares of common stock, $1.00 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture, the Officers’ Certificate and the Debentures. The Company maintains its principal executive offices at 2211 South 47th Street, Phoenix, AZ 85034, and the telephone number there is (480) 643-2000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because (i) the consideration being offered to holders of Debentures consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Debentures and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009.

(a)(5)	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(b)	Not applicable.

Exhibit
Number	Description
(d)(1)	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVNET, Inc.

Date:	February 13, 2009
		By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009.

(a)(5)	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.